Galileo Acquisition Corp.

1049 Park Ave. 14A

New York, NY 10028

VIA EDGAR

September 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Beverly Singleton
Mark Rakip
Erin Purnell
Asia Timmons-Pierce

Re:	Galileo Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed August 16, 2021
File No. 333-256935

Ladies and Gentlemen:

Galileo Acquisition Corp. (“Galileo,” “we,” “our” or “us”) hereby transmits Galileo’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 31, 2021, regarding the Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on August 16, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with Galileo’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amended Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on the date hereof. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Comparative Per Share Information, page 52

1.	We note your amended disclosure of pro forma combined company common stock at June 30, 2021 per page 193 now excludes the 3.47 million shares subject to the Earnout Terms as the earnout contingencies have not yet been met, without similarly updating the pro forma book value per share amounts assuming minimum and maximum redemption at June 30, 2021 herein. Additionally for the pro forma periods presented, the related pro forma weighted average shares outstanding of non-redeemable ordinary/ common shares assuming minimum and maximum redemptions herein appear to also include shares subject to the earnout, which were excluded in the downward revision of such weighted average shares in your unaudited pro forma condensed combined statements of operations. Please revise or advise.

In response to the Staff’s comment, we have revised the disclosure on page 53 of the Registration Statement.

Condensed Consolidated Statements of Changes in Shareholders’ Equity, page F-28

2.	We note you present Net income totaling $1.03 million for the six months ended June 30, 2021, which does not reconcile to interim Net loss totaling $11.3 million for the same interim period per the condensed consolidated statements of operations, and appears inconsistent with your Form 10-Q for the interim period ended June 30, 2021 filed on August 13, 2021. Your activity for the six months ended June 30, 2020 similarly does not reconcile between financial statements. Please amend to revise or advise.

In response to the Staff’s comment, we have revised the disclosure on page F-28 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Matthew Gray, at mgray@egsllp.com, or by telephone at (917) 686-1975 or (212) 370-1300, or Meredith Laitner, at mlaitner@egsllp.com, or by telephone at (617) 823-5876 or (212) 370-1300.

Sincerely,

/s/ Alberto Recchi
Alberto Recchi
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP

Hozefa Botee
Jeffrey Vetter
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP